Exhibit 2.1
EXECUTION COPY
ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT (“Agreement”) is entered into as of September 30, 2005, by and among Mitem Corporation, a California corporation (“Buyer”), on the one hand, and Zix Corporation, a Texas corporation (“Parent”) and MyDocOnline, Inc. (“Seller”), a Delaware corporation and wholly-owned subsidiary of Parent, on the other hand.
     WHEREAS, Seller is engaged, among other things, in the business of designing, developing, marketing, and supporting services relating to the electronic laboratory order entry and results reporting system under the name “Dr. Chart®” (the “Business”);
     WHEREAS, Buyer desires to acquire from Seller, and Seller desires to transfer to Buyer, substantially all of the properties, assets, rights and obligations of Seller related to the Business upon the terms and conditions set forth in this Agreement.
     NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
ARTICLE 1.   PURCHASE AND SALE OF ASSETS
     1.1 Description of Assets to be Acquired. Upon the terms and subject to the conditions set forth in this Agreement, effective as of the Closing Date (as defined in Section 7.1 hereof), Seller shall convey, sell, transfer, assign and deliver to Buyer, and Buyer shall purchase from Seller, all rights, title and interest of Seller at the Closing (as defined in Section 7.1) in and to the following assets, properties and rights (collectively, the “Assets”) used or held for use in the Business (other than the Excluded Assets (as defined in Section 1.2)), as follows:
          (a) Intangible Assets.
               (i) All rights, title and interest in and to the software (including, without limitation, software developer toolkits, underlying information, source code, technology, algorithms and the like) listed on Section 1.1(a)(i) of the Disclosure Schedule, and all enhancements, improvements and new versions thereof (the “Software”), in each case including all Intellectual Property Rights (as defined below);
               (ii) All rights, title and interest in and to the trademarks, trade names and service marks listed in Section 1.1(a)(ii) of the Disclosure Schedule, together with any associated goodwill (the “Marks”), in each case including all Intellectual Property Rights;
               (iii) All rights, title and interest in and to each of Seller’s domain names and website content set forth in Section 1.1(a)(iii) of the Disclosure Schedule (the “Domain Name”);
               (iv) All rights, title and interest in and to third party software applications, tools and operating system software and manuals (whether stored on a computer or in written form) used in the Business;

               (v) All rights, title and interest in and to documentation and manuals, designs, business and financial information, know-how, license rights, technology, inventions, trade and product names, processes, technical information, licenses, designs and confidentiality agreements, logos, and customer and supplier lists related to the Business, that are owned or held by Seller, together with any associated goodwill (collectively, the “Other Intangibles”) (including, without limitation, those listed on Section 1.1(a)(v) of the Disclosure Schedule), in each case including all Intellectual Property Rights therein; and
               (vi) All goodwill associated with the Business (the “Goodwill”).
     For purposes of this Agreement, the term “Intellectual Property Rights” means all rights, if any, existing now or in the future under patent law, copyright law, industrial design rights law, semiconductor chip and mask work protection law, moral rights law, trade secret law, trademark law, domain name law, unfair competition law, publicity rights law, privacy rights law, and any and all similar proprietary rights, and any and all applications for registration, registrations, letters patent, renewals, extensions, divisions, continuations, reissues, and restorations thereof, now or hereafter in force and effect anywhere in the world. For purposes of this Agreement, the term “Seller Intellectual Property Rights” means Intellectual Property Rights in the Software, Marks, Domain Name and Other Intangibles, or any of them.
          (b) Tangible Assets; Other Properties.
               (i) All machinery, equipment, instruments, computer hardware, furniture, fixtures and other miscellaneous capital equipment and fixed assets, including the systems, servers, desktop computers, laptop computers, computer racks, switches, routers, back-up systems and related tapes and cabling used in or related to the Business, including without limitation those listed in Section 1.1(b)(i) of the Disclosure Schedule hereto (the “Related Property”);
               (ii) All claims and rights of Seller under the agreements, contracts, contract rights, office leases, licenses (including without limitation software licenses required to operate and maintain Seller Intellectual Property Rights), purchase and sale orders, customer license agreements, customer support agreements, quotations and other executory commitments listed in Section 1.1(b)(ii) of the Disclosure Schedule (collectively, the “Contracts”). Section 1.1(b)(ii) of the Disclosure Schedule lists the Contracts, including the Contracts Requiring Consent (as defined in Section 4.9(c));
               (iii) Copies of originals of books of account, general ledgers, sales invoices, accounts payable and payroll records, drawings, advertising materials, marketing and business plans, sales training and procedures information, files, papers and all other records in Seller’s possession or within its control relating to the Assets (as defined below) and Assumed Liabilities (as defined below) that have been prepared at or prior to the Closing (the “Records”);
               (iv) All rights, if any, under express or implied warranties in favor of Seller (to the extent transferable) from suppliers and vendors of Seller with respect to all items of tangible or intangible property which are related to the Business;

               (v) All of Seller’s causes of action, judgments, and claims or demands of whatever kind or description arising out of or relating to operations of the Business, other than those arising under this Agreement;
               (vi) All prepaid expenses and deposits of Seller;
               (vii) All accounts receivable of Seller;
               (viii) All other existing data in Seller’s possession or within its control related to the Software, Marks, Domain Name, Other Intangibles or the Business; and
               (ix) Such other properties or assets required to operate the Business in the manner in which Seller has conducted the Business prior to the date hereof (“Other Assets”) as are listed in Section 1.1(b)(ix) of the Disclosure Schedule.
     1.2 Excluded Assets. Notwithstanding the provisions of Section 1.1 hereof, the Assets to be transferred to Buyer pursuant to this Agreement shall not include the properties, assets and rights of Seller described below, which are expressly excluded from the transactions contemplated by this Agreement and are not included in the Assets:
          (a) Cash and cash equivalents;
          (b) Rights to any Tax refunds or credits for Tax periods (or portions thereof) ending on or prior to the Closing Date;
          (c) All minute books, capital stock ledgers and similar corporate records of Seller;
          (d) All rights arising out of Excluded Liabilities, unless included in the Assets;
          (e) All rights and interests in the VOIP telephone system and the ASP hosting service, including, without limitation, all equipment, leases, agreements and software related thereto; and
          (f) Such other properties, rights, title and interests set forth on Section 1.2 of the Disclosure Schedules.
ARTICLE 2.   ASSUMED LIABILITIES
     2.1 Assumed Liabilities. On the terms and subject to the conditions hereof, at the Closing, Buyer shall assume and thereafter, fully satisfy, pay, perform and discharge when due the following liabilities of Seller (the “Assumed Liabilities”):
          (a) All obligations under each of the Contracts set forth on Section 1.1(b)(ii) of the Disclosure Schedule that relate to or arise from and after the Closing Date, including without limitation, the completion of work, product warranties and obligations to repair and/or replace any Software thereunder;

          (b) All obligations that arise out of or relate to periods from and after the Closing Date relating to deferred revenue from the Contracts in the amounts and pursuant to the Contracts, as listed in Section 2.1(b) of the Disclosure Schedule;
          (c) All Employment Costs and Liabilities relating to the Transferred Employees (as defined below) that arise out of or relate to the period from and after the Closing Date; and
          (d) All liabilities relating to amounts required to be paid by Buyer hereunder; and
          (e) All liabilities and obligations with respect to claims arising out of the operation of the Business or the ownership of the Assets from and after the Closing Date.
     For purposes of this Agreement, “Employment Costs and Liabilities” means, in relation to any Employee, all: (i) amounts payable or paid in respect of the employment of him or her, including salary, wages, tax and social security contributions, employer’s pension contributions, bonus, insurance premium, payments or allowances or any other consideration for employment; (ii) costs of providing any non-cash benefits, which the employer is required to provide, by law or contract in connection with such employment; and (iii) losses or damages arising out of or connected with his or her employment or the employment relationship, or termination of his or her employment, or of the employment relationship, in connection with any claim for severance or redundancy pay.
     2.2 Excluded Liabilities. Other than the Assumed Liabilities, Buyer shall not assume, or be deemed to have assumed or guaranteed any other liability or obligation of any nature of Seller or Parent, or claims of such liability or obligation, whether accrued, matured or unmatured, liquidated or unliquidated, fixed or contingent, known or unknown, arising out of acts or occurrences prior to, at or after the Closing (collectively, the “Excluded Liabilities”). The Excluded Liabilities shall include, but not be limited to, those liabilities set forth on Section 2.2 of the Disclosure Schedule. The parties acknowledge and agree that only those items clearly identified as Assumed Liabilities in Section 2.1 of this Agreement shall constitute Assumed Liabilities, and all other liabilities of Seller shall be Excluded Liabilities, even if not expressly set forth on Section 2.2 of the Disclosure Schedule. In the event Buyer, a subsidiary of Buyer or a Buyer Indemnified Person (as defined in Section 9.2) is deemed responsible for any Excluded Liabilities, Seller and Parent shall indemnify Buyer, such subsidiary or Buyer Indemnified Person, pursuant to Article 9, but not subject to the limitations provided therein, from and against all losses, costs, damages, liabilities and expenses incurred by Buyer, such subsidiary or Buyer Indemnified Person in satisfying such liabilities or obligations.
ARTICLE 3.   PURCHASE PRICE
     3.1 Consideration. In consideration of the conveyance, sale, transfer, assignment and delivery of the Assets, at the Closing, Buyer shall pay to Seller, subject to certain adjustments as provided in this Agreement, the total purchase price (“Purchase Price”) consisting of (i) the Cash Payment (as set forth in Section 3.2 below), (ii) the Promissory Note (as set forth in Section 3.3 below), (iii) the Warrant (as set forth in Section 3.4 below) and (iv) the assumption of the Assumed Liabilities.
     3.2 Cash Payment. At the Closing, Buyer shall pay to Seller cash in the amount of $150,000.00, by wire transfer to an account designated by Seller (the “Cash Payment”).
     3.3 Promissory Note. At the Closing, Buyer shall issue to Seller a promissory note in the aggregate principal amount of $550,000.00 (as such amount may be adjusted pursuant to Section 3.5), in substantially the form attached hereto as Exhibit A (the “Promissory Note”). The Promissory Note shall have a term of twenty-four (24) months and bear simple interest at a rate of 10% per annum. Notwithstanding the foregoing, (i) if Buyer elects to pay the Promissory Note in full on or before December 31, 2005, the aggregate principal amount of the Promissory Note shall automatically be reduced to $400,000.00 (as such amount may be adjusted pursuant to Section 3.5) as if such amount had been so reduced on the Closing Date; and (ii) if Buyer elects to pay the Note in full after December 31, 2005 but on or before March 30, 2006, the aggregate principal amount of the Note shall automatically be reduced to $450,000.00, (as such amount may be adjusted pursuant to Section 3.5) as if such amount had been so reduced on the Closing Date.
     3.4 Warrant to Purchase Buyer Common Stock. At the Closing, Buyer shall issue to Seller a warrant to purchase up to 400,000 shares of Buyer’s common stock at an exercise price of $0.50 per share, in substantially the form attached hereto as Exhibit B (the “Warrant”).
     3.5 Adjustment to Purchase Price. Section 3.5 of the Disclosure Schedule sets forth the “Net Cash Owed to Buyer,” which represents (A) minus (B), where (A) represents the cash payments actually collected by Seller (or Seller’s predecessor-in-interest) as of the indicated date and (B) represents the cash that would have been collected if the cash collected were actually equal to the percentage of the contract work actually completed as of the indicated date. Within three business days after the Closing, Seller shall provide Buyer with a statement setting forth the final “Net Cash Owed to Buyer” as of the Closing Date. If the “Net Cash Owed to Buyer” as of the Closing Date is greater than $85,000, then the aggregate principal amount of the Promissory Note (or any applicable reduced aggregate principal amount of the Promissory Note as determined pursuant to Section 3.3) shall be reduced on a dollar-for-dollar basis in an amount equal to the amount by which the “Net Cash Owed to Buyer” exceeds $85,000.
     3.6 Taxes. All transfer, documentary, sales, use, registration, value-added, income, gain, stamp and any other similar taxes or governmental charges and related fees incurred in connection with this Agreement or the transactions contemplated hereby (together “Transaction Taxes”) shall be the sole responsibility of, and shall be paid by Seller. To the extent legally able to do so, Seller, Buyer and Parent shall cooperate to obtain exemptions from such Transaction Taxes. Buyer agrees to take all actions reasonably requested by Seller or Parent to minimize any Transaction Taxes.
ARTICLE 4.   REPRESENTATIONS AND WARRANTIES OF SELLER
     Except as disclosed in the Disclosure Schedule attached hereto and incorporated herein by reference (the “Disclosure Schedule”), each of Seller and Parent jointly and severally represents and warrants to Buyer, on and as of the date of this Agreement (or, if made as of a specified date, as of such date), as follows:
     4.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to conduct the Business and to own, lease and operate the Assets, as now conducted, owned, leased and operated. It is duly qualified or licensed to do business as a foreign corporation in each of the jurisdictions in which the nature of the Business or location of the Assets requires such qualification or licensing, and where the failure to be so qualified or licensed would have a material adverse effect on the Business. Parent owns all of the issued and outstanding shares of capital stock of Seller.
     4.2 Authorization. Each of Seller and Parent has full power and authority to enter into this Agreement, to perform its respective obligations hereunder, and to consummate the transactions contemplated hereby, including, without limitation, the execution and delivery of this Agreement, bills of sale, assignments and assumptions, novations and other instruments evidencing the conveyance of the Assets or delivered by Seller in accordance with Section 7.2 (the “Seller Closing Documents”). Each of Seller and Parent has taken all necessary and appropriate corporate action, including obtaining all necessary board and shareholder consents, with respect to the execution and delivery of this Agreement and the other Seller Closing Documents and the consummation of the transactions contemplated by this Agreement. This Agreement and each of the Seller Closing Documents executed by Seller and/or Parent constitute the legally valid and binding obligations of Seller and Parent, as applicable, enforceable in accordance with their terms.
     4.3 Financial Statements. Seller has delivered to Buyer copies of (i) Seller’s unaudited balance sheet dated as of June 30, 2005 (the “Financial Statement Date”) and (ii) Seller’s statement of operations for the six-month period ending on the Financial Statement Date, in each case solely for the Business (the “Financial Statements”), which (a) are in accordance with the books and records of Seller, (b) fairly present the financial condition of Seller at the respective dates indicated and the results of operations and cash flows for the respective periods specified, and (c) have been prepared in accordance with GAAP applied on a consistent basis, except for footnote disclosures. Seller has no material debt, liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, that is not reflected, reserved against or disclosed in the Financial Statements except for those that may have been incurred after the Financial Statement Date in the ordinary course of its business, consistent with past practice.
     4.4 No Warranty Claims. Seller is not aware of any (i) past or current warranty claims relating to the Business and/or the Assets, (ii) asserted right to return any Software, or (iii) any material bug or error in a Software reported by a customer that has not been fully fixed.
     4.5 Absence of Certain Changes and Events. Since the Financial Statement Date, there has not been:
          (a) Any material adverse change in the financial condition, results of operation, assets or liabilities of Seller or the Business or any occurrence, circumstance or combination thereof which reasonably could be expected to result in such a material adverse change;
          (b) Any change made by Seller or Parent in the existing methods of operating the Business or accounting practices relating thereto;
          (c) Any sale, lease, or disposition of, or any agreement commitment, or obligation to sell, lease or dispose of any of the Assets, other than sales, leases or dispositions in the usual and ordinary course of Seller’s business and other than pursuant to this Agreement;
          (d) Any modification, waiver, change, amendment, release, rescission, accord and satisfaction, or termination of, or with respect to, any term, condition or provision of any material Contract relating to or affecting the Business, the Assets or the Assumed Liabilities, other than any satisfaction by performance in accordance with the terms thereof or modifications thereto in the usual and ordinary course of Seller’s business;
          (e) To the knowledge of Seller and Parent, any change in any relationship or condition with any vendors, suppliers or customers that reasonably could be expected to result in material adverse effect on the Business or the Assets;
          (f) Any borrowing or lending of money or guaranty by Seller, or Parent if related to the Business or the Assets, including to or from its shareholders or employees, but excluding sales made on ordinary trade terms; or
          (g) Any other event or condition of any character that has had a material adverse effect, or could reasonably be expected to have a material adverse effect, on the Business or the Assets.
     4.6 Taxes.
          (a) All Tax Returns required to be filed by each of Parent and Seller prior to the Closing related to the Assets or the Business have been duly filed on a timely basis.
          (b) All Taxes owed by each of Seller and Parent related to the Assets or the Business due on or before the Closing Date (whether or not shown on any Tax Return) have been fully paid when due.
          (c) There are no liens or security interests on any of the Assets with respect to Taxes, other than liens for Taxes not yet due and payable. There are no proceedings, investigations, audits or claims now pending or threatened against Seller in respect of any Taxes, and there are no matters under discussion, audit or appeal with any governmental authority relating to Taxes.
          (d) Seller has withheld and paid all Taxes required to have been withheld and paid and complied with all information reporting and backup withholding requirements, including maintenance of required records in respect thereto, in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
          (e) Seller has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, required by law to be collected by it and has duly and timely remitted to the appropriate governmental authority any such amounts required by law to be remitted by it.
     “Taxes” means all federal, state, local, or foreign income, profits, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, business license, occupation, value added, goods and service, alternative or add-on minimum, estimated, or other tax or governmental charge of any kind whatsoever, including any interest, fine, penalty, or addition thereto, whether disputed or not.
     “Tax Return” means any return, declaration, report, estimates, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     4.7 Compliance with Law. Each of Seller and Parent has complied, and is in compliance, with all applicable federal, state and local laws, statutes, licensing requirements, rules and regulations, and judicial or administrative decisions materially applicable to the Business or the Assets. Seller has been granted all permits from federal, state and local government regulatory bodies necessary to carry on the Business, all of which are currently valid and in full force and effect. There is no order issued, investigation or proceeding pending or, to the knowledge of Seller and Parent, threatened, or notice served with respect to any violation of any law, ordinance, order, writ, decree, rule or regulation issued by any federal, state, local or foreign court or governmental or regulatory agency or instrumentality applicable to the Business or the Assets.
     4.8 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with any federal, state, local or provincial governmental authority on the part of Seller or Parent is required in connection with the consummation of the transactions contemplated by this Agreement.
     4.9 Intellectual Property.
          (a) Section 4.9(a) of the Disclosure Schedule separately lists: (i) all copyrights, copyright registrations, applications to register copyrights, patents, patent applications, patent disclosures, domain names, domain name registrations, URLs, trademarks, service marks, trade names, trademark and service mark registrations, applications to register trademarks or service marks, and other company, product or service identifiers that are owned by or exclusively licensed to Seller; (ii) the jurisdiction(s) in which an application for patent or application for registration of any Seller Intellectual Property Right has been made, including the respective application numbers and dates; (iii) the jurisdiction(s) in which any Seller Intellectual Property Right has been patented or registered, including the respective patent or registration numbers and dates; (iv) for each piece of software developed by Seller, whether such software contains a copyright notice; and (v) all licenses, sublicenses and other agreements to which Seller is a party and pursuant to which any other party is authorized to use, exercise, or receive any benefit from any Seller Intellectual Property Right, except for Seller’s standard end user license agreements. Seller has delivered to Buyer copies of all licenses, sublicenses and other agreements identified pursuant to clause (v) of this subparagraph; provided, however, with respect to standard end user license agreements for object code versions of the Software, Seller has delivered only a copy of the standard agreement. Seller has no obligations of exclusivity to any third party to whom it has licensed, sublicensed or otherwise granted rights to any Intellectual Property Rights relating to the Assets. Except as set forth in Section 4.9(a) of the Disclosure Schedule under the heading “Escrow Provisions,” (i) no party other than Seller possesses any current or contingent rights to any source code that is covered by the Seller Intellectual Property Rights, including any source code version of the Software and (ii) Seller has not licensed or otherwise granted any third party rights with respect to the Software, in either source code or object code form,
          (b) Seller is the exclusive owner of, and has good and marketable right, title and interest in and to, free and clear of any Liens (as defined in Section 4.14(a)), the Seller Intellectual Property Rights and has the rights to use, sell, license, assign, transfer, convey or dispose of such Seller Intellectual Property Rights, and/or the products, processes and materials covered thereby, on an exclusive basis and without any approval of or payment to any third party.
          (c) To the knowledge of Seller and Parent, all (i) patents, (ii) unregistered and registered trademarks and service marks, (iii) rights in domain names, and (iv) registered and unregistered copyrights, held by Seller, are valid and enforceable.
          (d) For as long as Seller was wholly owned by Parent, Seller has secured valid and enforceable written assignments of Intellectual Property Rights from each of the Employees, and all consultants and employees who have contributed to the creation or development of the Software, Marks and Other Intangibles, sufficient and effective to transfer the rights to such contributions that Seller does not already own by operation of law. To the knowledge of Seller and Parent, no claims have arisen in the past and could reasonably be expected to arise in the future with respect to such assignments or transfer of rights.
          (e) To the knowledge of Seller and Parent, there has not been and there is not now any unauthorized use, infringement or misappropriation of any of the Seller Intellectual Property Rights by any third party, including, without limitation, any service provider of Seller.
          (f) Neither Seller nor Parent has brought any actions or lawsuits alleging (i) infringement of any of the Seller Intellectual Property Rights or (ii) breach of any license, sublicense or other agreement granting rights to another party under any Seller Intellectual Property Right. Seller has not entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any Seller Intellectual Property Right.
          (g) No person has asserted or, to the knowledge of Seller and Parent, threatened to assert any claims (i) contesting the right of Seller to use, exercise, sell, license, transfer or dispose of any Seller Intellectual Property Rights or any products, processes or materials covered thereby, or (ii) challenging the ownership, validity or enforceability of any of the Seller Intellectual Property Rights. No Seller Intellectual Property Right is subject to any outstanding order, judgment, decree, stipulation or agreement related to or restricting in any manner the licensing, assignment, transfer or conveyance thereof by Seller.
          (h) Section 4.9(h) of the Disclosure Schedule separately lists: (A) all software and Intellectual Property Rights that are used in the Software, Marks, Domain Name, Other Intangibles or otherwise in the Business and that are licensed to Seller or that Seller has otherwise been granted permission to use (“Licensed Intellectual Property Rights”) and (B) all licenses, sublicenses and other agreements to which Seller is a party and pursuant to which Seller is authorized to use, exercise, or receive any benefit from any Licensed Intellectual Property Right. Other than with respect to “off-the-shelf” software identified in Section 4.9(h) of the Disclosure Schedule, Seller has delivered to Buyer copies of all licenses, sublicenses, and other agreements identified pursuant to clause (B) above. Seller is in compliance with all terms and conditions of all such licenses, sublicenses and other agreements. Neither Parent nor Seller has knowledge of any assertion, claim or threatened claim that Seller or Parent has breached any terms or conditions of such licenses, sublicenses or other agreements. All such licenses, sublicenses and other agreements are in full force and effect.
          (i) No Licensed Intellectual Property Right is subject to any outstanding order, judgment, decree, or, to the knowledge of Seller and Parent, stipulation or agreement related to or restricting in any manner the use by, or licensing thereof to, Seller.
          (j) To the knowledge of Seller and Parent, none of the Software or Other Intangibles contain any free software or Open Source Software. For purposes of this Agreement, “Open Source Software” means any software code that contains, or is derived in any manner (in whole or in part) from, any software that is distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU Lesser/Library GPL (LGPL); (ii) The Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Berkeley Software Design (BSD) License including Free BSD or BSD-style license; (vi) the Sun Community Source License (SCSL); (vii) an Open Source Foundation License (e.g., CDE and Motif UNIX user interfaces); and (viii) the Apache Server License.

          (k) Seller has the right to sell, assign, transfer or convey the Seller Intellectual Property Rights and the Licensed Intellectual Property Rights to Buyer pursuant to the terms of this Agreement. Seller is not, nor will it as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement be, in violation of, nor shall it lose or in any way impair, any material rights pursuant to any license, sublicense or agreement described in Section 4.9(h) of the Disclosure Schedule. Each Seller Intellectual Property Right owned or used by Seller prior to the Closing will be available to Buyer on the same terms. If required by the terms of any licenses, sublicenses or other agreements, Seller has secured valid written consents from the licensors of Licensed Intellectual Property Rights to the assignment, transfer or conveyance of the Licensed Intellectual Property Rights and the licenses, sublicenses or other agreements governing such Licensed Intellectual Property Rights, to Buyer pursuant to the terms of this Agreement and without the payment of additional consideration by Buyer.
          (l) To the knowledge of Seller and Parent there are no asserted claims to the effect that the manufacture, marketing, reproduction, distribution, license, sale or use of any product or service now offered, or presently under development, by Seller, in each case in connection with the Business (including, without limitation, any Software, Mark, Domain Name or Other Intangible), directly or indirectly infringes or misappropriates any Intellectual Property Right of any third party or breaches any license or agreement with any third party. Seller has not been sued or charged as a defendant in any claim, suit, action or proceeding which involves a claim of infringement or misappropriation of any Intellectual Property Right. Other than as set forth in Section 4.9(l) of the Disclosure Schedule, Seller has not received any offer from any third party for a license of Intellectual Property Rights, including but not limited to patent rights, that reasonably may be related to any of the Assets.
          (m) Except as set forth in Section 4.9(m) of the Disclosure Schedule, Seller has not entered into any agreement to indemnify any other person against any charge of infringement or misappropriation of any third party Intellectual Property Right by any Seller Intellectual Property Rights or Licensed Intellectual Property Rights.
          (n) Seller and Parent have taken necessary and appropriate steps as they have deemed advisable to protect and preserve the confidentiality of all of the inventions, algorithms, formulas, schematics, flow charts, technical drawings, ideas, know how, processes (not otherwise protected by patents), source code, object code, program listings, customer lists, and other trade secret, confidential or proprietary information or data of Seller and any information owned by third parties designated as proprietary or confidential and protected under a valid written confidentiality agreement that is binding upon Seller and/or Parent, where applicable (the “Confidential Information”). All Confidential Information relating to or involving the Assets or the Business is located at Seller’s or Parent’s offices. The use, disclosure or appropriation of Confidential Information, owned by Seller, by or to a third party has been pursuant to the terms of a written agreement between Seller and such third party. To the knowledge of Seller and Parent, the use, disclosure or appropriation of Confidential Information, not owned by Seller, has been pursuant to the terms of a written agreement between Seller and the owner of such Confidential Information, or is otherwise lawful.
          (o) Neither Parent nor Seller has received any written correspondence (including without limitation, e-mail messages) or other oral or written communications relating to any claims alleging that any of the Software infringes or misappropriates, directly or indirectly, any third party Intellectual Property Rights, constitutes or contributes to a trespass or taking of any third party property, or constitutes or contributes to a breach or violation of any third party’s rights with respect to its website, including under applicable terms of use or related restrictions.
          (p) The Seller Intellectual Property Rights and the Licensed Intellectual Property Rights together constitute all of the Intellectual Property Rights incorporated in or used with any of the Software, Marks, Domain Name and Other Intangibles.
          (q) All software source code listings that are part of the Assets are documented, except as set forth in Section 4.9(q) of the Disclosure Schedule.
          (r) To the knowledge of Seller and Parent, none of the Software contains any computer code: (i) designed to disrupt, disable, harm, distort or otherwise impede in any manner the operation of such software, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as “viruses” or “worms”), (ii) that would disable such software or impair in any way its operation based on the elapsing of a period of time, advancement of a particular date or other numeral (sometimes referred to as “time bombs,” “time locks,” or “drop dead” devices), or (iii) that would permit Seller or any third party to access such software to intentionally cause such disablement or impairment (sometimes referred to as “lockups,” “traps,” “access codes,” or “trap door” devices), or any other similar harmful, malicious or hidden procedures, routines or mechanisms which would cause the software to cease functioning or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations.
     4.10 Contracts and Commitments.
          (a) Section 1.1(b)(ii) of the Disclosure Schedule lists all Contracts of Seller:
               (i) with expected receipts or expenditures in excess of $10,000 over the life of such contract;
               (ii) requiring Seller to indemnify any person or entity;
               (iii) granting any exclusive rights to any party (including without limitation any exclusive rights to distribute or sublicense any of the Software);

               (iv) providing for the sole supply of any goods or products, or requiring Seller to purchase all of its requirements from a third party or requiring a third party to purchase all of its requirements from Seller;
               (v) evidencing indebtedness for borrowed or loaned money of $10,000 or more, including guarantees of such indebtedness; or
               (vi) that could reasonably be expected to have a material adverse effect on the Assets or the Business if breached by Seller or Parent.
          (b) The Contracts comprise all of the contracts, agreements and arrangements used or held for use in the Business. Seller and Parent, where applicable, have performed all of their obligations that are presently due under the terms of each Contract and is not in default thereunder. No event, act or omission has occurred which, but for the giving of notice or lapse of time or both, would constitute a default by Seller or Parent under any such Contract. Each Contract is in full force and effect and valid and binding on all parties thereto except as enforceability may be limited by bankruptcy, insolvency, moratorium and other laws affecting the rights of creditors generally. Except as set forth in Section 4.10(b) of the Disclosure Schedule, Seller and Parent, where applicable, have received no notice of default, cancellation or termination in connection with any such Contract, and is not aware that any such action is currently contemplated or threatened.
          (c) Section 1.1(b)(ii) of the Disclosure Schedule lists all Contracts that require a novation or consent to assignment, as the case may be, so that Buyer may be made a party in place of Seller or become a valid assignee (the “Contracts Requiring Consent”). Such list is complete, accurate and includes every Contract where the failure to obtain such novation or consent to assignment would have a material adverse effect on Buyer’s ability to operate the Business in the same manner as the Business was operated by Seller prior to the Closing.
     4.11 No Inconsistent Agreements; Restrictions on Business Activities. Except as set forth on Section 4.11 of the Disclosure Schedule, (i) neither Seller nor Parent has entered into any letter of intent, preliminary agreement or other agreement, written or oral, with any other party that would be inconsistent with the terms of this Agreement, (ii) there is no agreement (non-competition or otherwise), commitment, injunction or order to which Seller or Parent is a party or which is otherwise binding upon Seller or Parent or their officers or employees which has or may reasonably be expected to have the effect of prohibiting or impairing any business practice of Seller (or its officers or employees) or otherwise limiting the freedom of Seller (or its officers and employees) to engage in any line of business, to enter into a transaction with any entity, or to compete with any person and (iii) without limiting the generality of the foregoing, neither Seller nor Parent has entered into any agreement under which Seller is restricted from providing products or services to customers or potential customers in any geographic area, during any period of time, or in any segment of the market.
     4.12 Commitments Regarding Services. Seller has made no sales to customers that are contingent upon providing future enhancements of existing products, to add features not presently available or to otherwise enhance the performance of its existing products (other than testing arrangements with customers in the ordinary course of business). Section 4.12 of the Disclosure Schedule contains a complete list of all material oral commitments undertaken by Seller or its management with any suppliers, customers, or with owners or creators of any Software, including a complete description of all material terms of such oral arrangement.
     4.13 Assets. The Assets include all of the assets (other than the Excluded Assets) used or held for use by Seller to operate the Business prior to the Closing. The items of tangible personal property included in the Assets are in reasonable operating condition (ordinary wear and tear excepted).
     4.14 Title to the Assets.
          (a) Seller has good and marketable title to all Assets owned by it, free and clear of any pledges, liens, encumbrances, security interests, equities, charges and restrictions of any nature whatsoever (collectively, “Liens”), other than Permitted Encumbrances. Seller has valid leasehold interests in all Assets it leases, free and clear of all Liens, other than Permitted Encumbrances. Seller is not a party to, nor are the Assets subject to, any judgment, judicial order, writ, injunction or decree that materially adversely affects the Assets or the use thereof by Seller. Seller shall transfer the Assets to Buyer free and clear of all Liens (other than Permitted Encumbrances).
          (b) By virtue of the deliveries made at the Closing, Buyer will obtain good and marketable title to the Assets, free and clear of all Liens (other than Permitted Encumbrances).
          (c) Seller has sole and exclusive ownership, free and clear of any Liens or rights of any other third party, of all customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to its current and former customers (the “Customer Information”). No person other than Seller possesses any claims or rights with respect to use of the Customer Information, and Seller is under no restriction regarding the use of Customer Information.
     “Permitted Encumbrances” means liens for Taxes not yet due.
     4.15 Litigation. There is no claim, litigation, action, suit or proceeding, administrative or judicial, pending or, to the knowledge of Seller and Parent, threatened against Seller or Parent relating to the Business or involving the Assets, at law or in equity, before any US or foreign federal, state, local, national or regional court, regulatory agency or other governmental authority, including, without limitation, any unfair labor practice or grievance proceedings or otherwise nor, to the knowledge of Seller and Parent, is there any reasonable basis for such a claim or action to be made. Seller is not in default with respect to any currently effective judgment, order, writ, injunction, decree, demand or assessment issued by any court or of any federal, state, municipal or other governmental agency, board, commission, bureau, instrumentality or department.

     4.16 No Conflict or Default. Neither the execution and delivery of this Agreement nor compliance with the terms and provisions hereof, including without limitation, the consummation of the transactions contemplated hereby, will violate any statute, regulation or ordinance of any governmental authority or conflict with or result in the breach of any term, condition or provision of the charter documents of Seller and Parent or any agreement, deed, contract, mortgage, indenture, writ, order, decree, legal obligation or instrument to which Seller and/or Parent is a party or by which it or any of the Assets are or may be bound or constitute a default (or an event which, with the lapse of time or the giving of notice, or both, would constitute a default), or accelerate any payment obligation thereunder, or impose any Lien on any of the Assets.
     4.17 Employee Matters.
          (a) Seller and Parent are in compliance with all applicable federal, state and local laws, rules and regulations relating to employment, including without limitation, immigration laws, discrimination laws, verification of employment eligibility, employee leave laws, classification of workers as independent contractors, occupational safety and health laws, and all applicable laws, rules and regulations governing payment of minimum wages and overtime rates and the withholding and payment of taxes from compensation of employees.
          (b) Except as set forth in Section 4.17(b) of the Disclosure Schedule, there are no written or oral separation, severance or golden parachute agreements with any director, officer, employee, or service provider of the Business. Other than the personnel handbook provided by Seller to Buyer prior to the date hereof, neither Seller nor Parent has any employee personnel handbook or severance policy related to Seller’s employees.
          (c) Section 4.17(c) of the Disclosure Schedule lists all of the employees (the “Employees”) employed by Seller who currently provide services for the Business and their annual compensation immediately prior to the Closing. There are no consultants who currently provide services for the Business. Except for the Employees, no party is, or to Seller’s knowledge, will be providing development or enhancement services with respect to the Business and the development of the Seller Intellectual Property Rights.
          (d) To the knowledge of Seller and Parent, none of the Employees is or will be in violation of any judgment, decree or order, or any term of any employment contract, or other contract or agreement relating to the relationship of any such Employee with Seller or any other party because of the nature of the business conducted by Seller or to the use by the Employee of such Employee’s best efforts with respect to such business.
          (e) Seller and Parent will be and remain responsible for all obligations of any type to the Employees which relate to services provided by such Employees on or before the Closing Date.

     4.18 Employee Benefit Plans; Labor Relations.
          (a) Section 4.18(a) of the Disclosure Schedule lists all of Seller’s pension, profit sharing, savings, retirement or other deferred compensation plan, or any bonus (whether payable in cash or stock) or incentive program, or any group health plan (whether insured or self-funded), or any disability or group life insurance plan or other employee welfare benefit plan, or any collective bargaining agreement or other agreement, written or oral, with any trade or labor union, employees association or similar organization (each, a “Plan”).
          (b) Each Plan is, and has been, established, registered, qualified, administered and invested, in material compliance with the terms of such Plan (including the terms of any documents in respect of such Plan), and all applicable law including without limitation ERISA and the Internal Revenue Code, where applicable. No Plan promises or provides retiree medical or other retiree welfare benefits to any person other than as required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).
          (c) Seller, or any affiliated trade or business (whether or not incorporated) which is or, at any relevant time, was treated as a single employer with Seller within the meaning of Section 414(b), (c), (m) or (o) of the Code (collectively an “ERISA Affiliate”) has never maintained, established, sponsored, participated in, contributed to, or is obligated to continue to, or otherwise incurred any obligation or liability under any “multiemployer plan” (as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or to any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither Seller nor any ERISA Affiliate has any actual or potential withdrawal liability for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.
          (d) Seller acknowledges that, in accordance with treasury regulation Section 54.498OB-9, that it will be solely responsible for providing COBRA notices and applicable COBRA coverage for those employees and former employees of Seller (and any applicable dependents for such employees and former employees) who are or will be “M&A Qualified Beneficiaries” as defined in such regulation as of the Closing.
     4.19 Brokers’ and Finders’ Fees. Except as set forth in Section 4.19 of the Disclosure Schedule, no person acting on behalf of Seller and Parent is entitled to any broker or finder’s fee in connection with the origin, negotiation or execution of this Agreement or in connection with any transactions contemplated hereby.
     4.20 Customers; Prospective Customers. Section 4.20 of the Disclosure Schedule lists all current customers of Seller. Seller has furnished Buyer with complete and accurate copies or descriptions of all current agreements with such customers. Section 4.20 of the Disclosure Schedule also contains a complete list of all prospective customers of Seller.

     4.21 Suppliers. Section 4.21 of the Disclosure Schedule lists all current suppliers (other than suppliers of goods and services that are not material to Seller and do not individually cost more than $25,000 on an annual basis) to the Business. Except as set forth in Section 4.21 of the Disclosure Schedule, Seller and Parent are not aware of any event, occurrence or fact which would lead it to believe that any of such suppliers will not continue to supply the current level and type of products currently being provided to Seller on similar terms and conditions.
     4.22 Interested Party Relationships. Neither Seller nor Parent, or any of their officers or directors, has any material financial interest, direct or indirect, in any material supplier or customer or other party to any contract which is material to the Business or Assets or is in competition with the Business.
     4.23 Insurance. Seller has maintained and now maintains insurance on all of the Assets of a type customarily insured, covering property damage by fire or other casualty.
     4.24 Records. The Records and other due diligence materials to which Buyer and its accountants and attorneys have been given access fairly reflect the underlying facts and transactions in all material respects.
     4.25 Complete Disclosure. There is no fact, development or threatened development which Seller and Parent have not disclosed to Buyer in writing and which is having or is likely to have a material adverse effect on the Business or Assets. Seller and Parent have provided or made available to Buyer true, correct and complete copies of all Contracts and other documents in Seller’s possession, including all amendments, supplements and modifications thereof or waivers currently in effect thereunder, described in the Disclosure Schedule.
ARTICLE 5.   REPRESENTATIONS AND WARRANTIES OF BUYER
     Except as disclosed in the Disclosure Schedule attached hereto and incorporated herein by this reference, Buyer hereby represents and warrants to Seller and Parent, on and as of the date of this Agreement (or, if made as of a specified date, as of such date), as follows:
     5.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and has all requisite power and authority to own and operate its business and is qualified to do business and in good standing in those states where the failure to be so qualified would have a material adverse effect on Buyer.
     5.2 Authorization. Buyer has full power and authority to enter into this Agreement and each of the documents to be executed and delivered by Buyer at the Closing pursuant to Section 7.3 (collectively, the “Buyer Closing Documents”), to perform its obligations hereunder and to consummate the transactions contemplated hereby, including, without limitation, the execution and delivery of this Agreement. Buyer has taken all necessary and appropriate corporate action with respect to the execution and delivery of this Agreement, the Buyer Closing Documents and the consummation of the transactions contemplated hereby. This Agreement and each of the Buyer Closing Documents constitute the legally valid and binding obligations of Buyer, enforceable in accordance with their terms.

     5.3 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with any federal, state, local or provincial governmental authority on the part of Buyer is required in connection with the consummation of the transactions contemplated by this Agreement.
     5.4 No Conflict or Default. Neither the execution and delivery of this Agreement or any of the Buyer Closing Documents, nor compliance with the terms and provisions hereof or thereof, including, without limitation, the consummation of the transactions contemplated hereby, will violate any statute, regulation or ordinance of any governmental authority or conflict with or result in the breach of any term, condition or provision of Buyer’s Certificate of Incorporation or Bylaws, or of any material agreement, deed, contract, mortgage, indenture, writ, order, decree, legal obligation or instrument to which Buyer is a party or by which it or its assets is or may be bound or constitute a default (or an event which, with the lapse of time or the giving or notice, or both, would constitute a default) thereunder.
     5.5 Brokers’ and Finders’ Fees. No person acting on behalf of Buyer is entitled to any broker or finder’s fee in connection with the origin, negotiation or execution of this Agreement or in connection with any transactions contemplated hereby.
     5.6 Valid Issuance of Warrant. The Warrant to be issued to Seller pursuant to Section 3.4, when issued and delivered in accordance with the terms of this Agreement will be duly and validly issued. The shares of common stock of Buyer issuable upon exercise of the Warrant have been duly and validly reserved for issuance and, when issued upon exercise of the Warrant in accordance with the terms thereof and against payment of the exercise price specified therein, will be duly and validly issued, fully paid and nonassessable.
     5.7 Litigation. There are no claims, demands, actions, suits or other proceedings at law or in equity, or to Buyer’s knowledge, threatened against Buyer that would materially affect Buyer’s ability to perform its obligations under this Agreement or any of the Buyer Closing Documents. .
ARTICLE 6.  ADDITIONAL AGREEMENTS AND COVENANTS
     6.1 Confidentiality and Non-Competition.
          (a) Without the prior written consent of Buyer, Seller and Parent shall not (i) disclose to any person, association, firm, corporation or other entity (other than Buyer or its subsidiary) in any manner, directly or indirectly, any confidential information or data relevant to the Assets or the operation of the Business, whether of a technical or commercial nature, or (ii) use or assist, by acquiescence or otherwise, any person, association, firm, corporation or other entity to use, directly or indirectly, any confidential information in any manner which reasonably would be deemed to be competitive with the operation of the Business after the Closing. Seller and Parent shall take commercially reasonable precautions to keep such information confidential. Seller and Parent shall maintain the confidentiality of all discussions and negotiations regarding Buyer’s acquisition of the Assets.

          (b) Neither Seller nor Parent shall disseminate any non-public information in any press release or other announcement concerning the transactions contemplated by this Agreement, the terms and conditions hereunder, or the parties hereto, except as otherwise required by any applicable law (including, without limitation, applicable disclosure requirements under federal securities laws), court order or stock exchange rules, in which case Seller and Parent shall consult in good faith with Buyer concerning the contents of such disclosure prior to making such disclosure.
          (c) Commencing at the Closing and continuing thereafter for a period of three (3) years, each of Parent and Seller agrees that it will not engage, directly or indirectly, whether on its own account or as a shareholder, partner, joint venturer, consultant, advisor and/or agent, of any person, firm, corporation or other entity, in any or all of the following activities anywhere in the world:
           (i) Enter into or engage, directly or indirectly, in the Business;
           (ii) Solicit customers, suppliers or business patronage which results in competition with Buyer or any of its subsidiaries in the Business;
           (iii) Encourage or solicit any employees of Buyer or any of its subsidiaries, to leave, for any reason, the employment of Buyer or any subsidiary of Buyer; or
           (iv) Promote or assist, financially or otherwise, any person, firm, association, corporation or other entity to engage in the Business.
          (d) The parties agree that due to the unique nature of the services and capabilities of Seller, there can be no adequate remedy at law for any breach of the obligations of Seller under Section 6.1(c), that any such breach may allow Seller to unfairly compete with Buyer (or its subsidiaries) resulting in irreparable harm to Buyer and therefore, that upon any such breach or threat thereof, Buyer shall be entitled to appropriate equitable relief in addition to the remedies it may have at law.
          (e) Notwithstanding any other provision of this Agreement, in the event of any dispute regarding the interpretation, scope, breach, enforceability or enforcement of Seller’s and/or Parent’s obligations under Section 6.1(c), the prevailing party shall be entitled to obtain from the non-prevailing party reimbursement of attorneys’ fees, costs and expenses, including attorneys’ fees on appeal, and costs and expenses of mediation, arbitration or suit.
          (f) Each of Seller and Parent acknowledges, represents and warrants to Buyer that the covenants in Section 6.1(c) are agreed to in connection with and in consideration of the completion of the transactions contemplated by this Agreement and are reasonably necessary for the protection of Buyer’s interests under this Agreement and are not unduly restrictive upon Seller or Parent.
          (g) Buyer shall notify Seller and/or Parent of any breach or alleged breach by Seller and/or Parent of Section 6.1(c) and, as soon as possible but no later than twenty (20) days after the date of receipt of such notice by Seller and/or Parent, Seller and/or Parent shall cure such breach or alleged breach. Failure to cure such breach or alleged breach to Buyer’s reasonable satisfaction within such time period shall constitute a breach under this Agreement and Buyer shall be entitled to exercise any of its available rights and remedies.
     6.2 Third-Party Consents. Nothing in this Agreement shall be construed as an attempt by Seller to assign any Contract to the extent that such Contract is not assignable without the necessary notice to or consent, authorization or approval of the other party or parties thereto. Notwithstanding the absence of one or more consents to the assignment of a Contract, at such time as consent has been obtained, or any requisite filing or notice has been made or delivered, as applicable, the related Contract shall be assigned or transferred to Buyer automatically without any other conveyance or other action by Buyer. Pending receipt or in the absence of any such consent, authorization or approval, Seller will hold the benefit of that Contract for Buyer and subcontract to Buyer all rights and obligations of Seller thereunder, to the extent allowed by such Contract, in order that Buyer may perform all obligations and enjoy all rights of Seller thereunder on the same terms and conditions as currently exist in such Contract. As between Seller and Buyer, Buyer will be deemed to have fully assumed Seller’s performance obligations for any such Contract in accordance with the Contracts Assignment Agreement.
     6.3 Employee Matters.
          (a) Buyer may make offers of employment to any Employees listed in Section 4.17(c) of the Disclosure Schedule. Buyer has provided Seller with a written list of such Employees to whom Buyer has made an offer of employment. Buyer shall have made offers of employment to such Employees on or before the Closing Date. Those Employees who accept Buyer’s offer of employment shall be referred to as the “Transferred Employees.”
          (b) Buyer shall not be responsible for any Employment Costs and Liabilities (i) with respect to Transferred Employees, that arise out of or relate to the period on or before the Closing Date and (ii) with respect to any Employee who is not a Transferred Employee.
          (c) Seller shall have on the date hereof obtained letters of resignation from the Transferred Employees and terminated all employment and other arrangements with the Transferred Employees and independent contractors providing services to Seller and shall indemnify Buyer and Buyer Indemnified Persons (as defined in Section 8.2 below) for any and all Damages (as defined in Section 8.2 below) Buyer, its subsidiary or the Buyer Indemnified Persons may incur as a result of claims brought by any of the Transferred Employees or independent contractors against Buyer, its subsidiary or the Buyer Indemnified Persons relating to such termination. The parties acknowledge and agree that in the event any of Seller’s employees and independent contractors become employees or independent contractors with Buyer, the indemnification obligation of Seller described in this Section 6.3 shall not apply to Buyer’s subsequent termination of the employment or other arrangements with Buyer.
          (d) Seller will not induce or otherwise attempt to influence any Employee against accepting his or her offer of employment from Buyer; however, Seller does not guarantee that any of the Employees will accept Buyer’s offer of employment or become employed by Buyer after the Closing.
          (d) From and after the Closing Date, Seller hereby waives any non-competition obligations or any other restriction on the activities of any Transferred Employee that arise pursuant to any employment or other agreement between any Transferred Employee and Seller that would otherwise prevent or restrict in any way such Transferred Employee from at any time performing his or her obligations or responsibilities to or for Buyer or its affiliates.
     6.4 Tax Returns. Seller and Parent shall properly file all Tax Returns that are required by any applicable law to be filed with respect to Taxes arising or related to periods ending on or prior to the Closing Date or related to transactions or events occurring prior to the Closing Date and shall pay all such Taxes when due. With respect to state and local ad valorem taxes on the Assets (whether personal or real, owned or leased) for the current tax year, Seller shall be responsible for the payment of all such Taxes for the period up to and including the Closing Date, and Buyer shall be responsible for the payment of all such Taxes for the period after but excluding the Closing Date.
     6.5 Hosting Services. Seller agrees to continue to host the ASP service for each of the customers listed in Section 6.5 of the Disclosure Schedule and any new customers from the Closing Date through December 31, 2005 (the “Hosting Services”). The Hosting Services will be provided at no cost to Buyer; provided, however, that (i) Seller shall not be required to provide any Hosting Services on Buyer’s behalf for any customers not identified in Section 6.5 of the Disclosure Schedule and (ii) Seller shall be under no obligation to continue the Hosting Services beyond December 31, 2005.
     6.6 Call Center Services. Seller agrees to continue to provide call center services based in Parent’s Dallas, Texas office from the Closing Date through October 30, 2005 (the “Call Center Services”) in the same manner as provided for the Business immediately prior to Closing. The Call Center Services will be provided at no cost to Buyer; provided, however, that Seller shall be under no obligation to continue the Call Center Services beyond October 30, 2005.
     6.7 Phone Access. Seller agrees to allow buyer access to its VOIP telephone system at the offices located at 5301 N. Federal Highway, Suite 260, Boca Raton, Florida 33487, from the Closing Date until Buyer discontinues to use such telephone system (the “Phone Access”). The Phone Access will be provided at no cost, except any long-distance charges, to Buyer; provided, however, that Buyer shall be under no obligation to continue to allow access to such telephone system beyond October 30, 2005.
     6.8 License Grant — CDX Software.
          (a) Buyer hereby grants to Parent and its affiliates a personal, worldwide, non-exclusive, non-transferable (except as provided in Section 6.8(g) below), irrevocable, perpetual, fully paid-up, royalty-free license, with the right to sublicense, to make, use, reproduce, modify, sell, create derivative works of, distribute, install, access, and maintain the CDX Software solely in connection with Parent’s PocketScript application (other than as such use may be restricted by Section 6.8(c)); provided, that any transferee of, or sublicensee under this Section 6.8(a), shall agree in writing to be subject to the terms and conditions of this Section 6.8 binding upon Parent.
          (b) For purposes of this Agreement, the “CDX Software” means the CDX (Clinical Data Exchange) Interface Software, Version 2.0 and CDX.NET (and all prior versions, which includes CDX 1.0), including object code and any other proprietary materials necessary to license to software as provided in Section 6.8(a) above.
          (c) Parent shall not use the license granted pursuant to Section 6.8(a) in any manner that would constitute a violation of Parent’s or Seller’s obligations under Section 6.1(c).
          (d) Parent acknowledges that all right, title and interest in and to the CDX Software are owned solely and exclusively by Buyer. All rights not expressly granted by Buyer to Seller herein are hereby reserved by the Buyer.
          (e) Buyer shall have no obligation to maintain or support the CDX Software whatsoever.
          (f) Buyer shall not be liable for any direct, indirect, consequential, incidental, punitive or special damages whatsoever in connection with the license to Parent. Parent shall indemnify, defend and hold harmless Buyer from any losses, damages, costs or other expenses incurred by the Buyer to the extent arising out of Parent’s or Parent’s customers’ or sub-licensees’ use or misuse of the CDX Software or breach of this license.
          (g) The license may be assigned or transferred, subject to all restrictions and terms and conditions pertaining to the license set forth in this Section 6.8, by Parent only to (i) any of Parent’s affiliates, (ii) any business entity in which or with which the Parent (or any affiliate assignee pursuant to clause (i)) or its corporate successors or assigns, is merged or consolidated, in accordance with applicable statutory provisions governing merger and consolidation of business entities, or (iii) any business entity acquiring all or substantially all of the assets of Parent (or any affiliate assignee pursuant to clause (i)); provided that the transferee agrees to be subject to the terms and conditions herein.
          (h) As promptly as practicable after the Closing Date, Buyer and Seller will use good faith efforts to enter into a license agreement providing for the license of the source code relating to the CDX Software, on terms and conditions substantially similar to the license grant contained in this Section 6.8, and at no additional cost to Seller.
          (i) Parent agrees that it will not sell any PocketScript application including the CDX Software in a manner that would allow such object code to be used without the PocketScript product actually sold (i.e., in a manner that would be substantially equivalent to selling such object code on a stand-alone basis).
     6.9 License Grant — Patent Application.
          (a) Buyer hereby grants to Parent and its affiliates a personal, worldwide, non-exclusive, non-transferable (except as provided in Section 6.9(e) below), irrevocable,

perpetual, fully paid-up, royalty-free license, with the right to make, use, sell, offer for sale and import products and to provide services based on any patents that issue under U.S. Patent Application No. 10/479,772 and any continuations, divisionals, reissues, reexaminations or foreign counterpart patents that may issue with respect to such patent (other than as such use or sale may be restricted by Section 6.9(b)); provided, that any transferee of, or sublicensee under this Section 6.9(a), shall agree in writing to be subject to the terms and conditions of this Section 6.8 binding upon Parent.
          (b) Parent shall not use the license granted pursuant to Section 6.9(a) in any manner that would constitute a violation of Parent’s or Seller’s obligations under Section 6.1(c).
          (c) Parent acknowledges that all right, title and interest in and to the Patent Application No. 10/479,772 and any continuations, divisionals, reissues, reexaminations or foreign counterpart patents that may issue with respect to such patent are owned solely and exclusively by Buyer. All rights not expressly granted by Buyer to Seller herein are hereby reserved by the Buyer.
          (d) Buyer shall not be liable for any direct, indirect, consequential, incidental, punitive or special damages whatsoever in connection with the license to Parent. Parent shall indemnify, defend and hold harmless Buyer from any losses, damages, costs or other expenses incurred by the Buyer to the extent arising out of Parent’s use or misuse of the intellectual property that is the subject of this license or breach of this license.
          (e) The license may be assigned or transferred, subject to all restrictions and terms and conditions pertaining to the license set forth in this Section 6.9, by Parent only to (i) any of Parent’s affiliates, (ii) any business entity in which or with which the Parent (or any affiliate assignee pursuant to clause (i)) or its corporate successors or assigns, is merged or consolidated, in accordance with applicable statutory provisions governing merger and consolidation of business entities, or (iii) any business entity acquiring all or substantially all of the assets of Parent (or any affiliate assignee pursuant to clause (i)); provided that the transferee agrees to be subject to the terms and conditions herein.
     6.10 AEL Agreement. Seller hereby agrees to waive AEL’s obligations under that certain Letter of Intent between Seller and AEL, dated as of August 23, 2005, with respect to AEL’s agreement not to negotiate with Buyer regarding entering into a similar license agreement with Buye for a period of 24 months; provided, however, that Buyer agrees (i) to provide notice to Seller of any such negotiations and the consummation of any such transaction and (ii) if a license agreement is entered into between Buyer and AEL (or any of their respective affiliates), within (A) the first year following the Closing Date, Buyer will pay Seller 50% of the consideration received by Buyer pursuant to such transaction and (B) the second year following the Closing Date, Buyer will pay Seller 33% of the consideration received by Buyer pursuant to such transaction; provided that in both (A) and (B), Seller shall reimburse Buyer for Buyer’s cost of services with respect to such transaction in an amount up to $24,000 and Buyer shall reimburse Seller for any broker fees incurred by Seller in an amount up to $24,000 in connection with the consummation of such transaction. Buyer shall be obligated to pay the foregoing amounts in the proportions stated above at the time received by Buyer.

ARTICLE 7.   CLOSING
     7.1 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 7:00 p.m. Pacific Time on the date hereof (the “Closing Date”) at the offices of DLA Piper Rudnick Gray Cary US LLP, 2000 University Avenue, East Palo Alto, CA 94303-2248.
     7.2 Deliveries by Seller. At the Closing, Seller shall deliver, or cause to be delivered (which delivery may be made by mail or fax), to Buyer the following:
          (a) A good and sufficient Bill of Sale and Assignment for the Assets, in substantially the form attached as Exhibit C (the “Bill of Sale”), executed by Seller, selling, delivering, transferring and assigning to Buyer all of Seller’s right, title, and interest in and to the Assets, free and clear of all Liens (except for the Permitted Encumbrances).
          (b) a UCC search report dated as of a date not more than 5 days before the Closing Date issued by the Florida Secretary of State indicating that there are no filings under the Uniform Commercial Code on file with such Secretary of State.
          (c) An Assignment and Assumption Agreement, in substantially the form attached hereto as Exhibit D (the “Contracts Assignment Agreement”), executed by Seller, sufficient to assign to Buyer all of Seller’s right, title and interest in and under the Contracts.
          (d) A complete itemized list of Seller’s accounts receivable and accounts payable relating to the Business, showing sums due to Seller and owed by Seller, respectively, as of the Closing Date.
          (e) An Officer’s Certificate dated as of the Closing Date executed by an appropriate officer of Seller certifying that Seller’s representations and warranties contained herein are true, complete and accurate in all respects as of the Closing Date and that Seller has complied with all of its covenants to be performed hereunder prior to Closing.
          (f) Electronic copies of the website content identified on Section 1.1(a)(iii) of the Disclosure Schedule.
          (g) Good standing certificates, dated as of a date within 10 days prior to the Closing Date, issued to the Seller by the Secretaries of State of the States of Delaware, Texas and Florida.
     7.3 Deliveries by Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, to Seller:
          (a) The Cash Payment as provided in Section 3.2, the Promissory Note as provided in Section 3.3, and the Warrant as provided in Section 3.4.

          (b) An Officer’s Certificate executed by an appropriate officer of Buyer certifying that Buyer’s representations and warranties contained herein are true, complete and accurate in all respects as of the Closing Date and that Buyer has complied with all of its covenants to be performed hereunder prior to Closing.
          (c) The Contracts Assignment Agreement, executed by Buyer.
     7.4 Further Assurances. At or after the Closing, each party shall prepare, execute and deliver such further instruments of conveyance, sale, assignment or transfer, and shall take or cause to be taken such other or further action, as such party shall reasonably request of the other party at any time or from time to time, in order to perfect, confirm or evidence in Buyer title to all or any part of the Assets and right to patent application No. No. 10/479,772, to effect, confirm or evidence Buyer’s assumption of the Assumed Liabilities, or to consummate, in any other manner, the terms and provisions of this Agreement.
ARTICLE 8.   INDEMNIFICATION
     8.1 Survival. All representations and warranties made by the parties to this Agreement or pursuant hereto shall survive the Closing for a period of eighteen (18) months from the Closing Date; provided, however, that any representation or warranty in respect of which indemnification may be sought under this Article 8 will continue to survive only with respect to bona fide claims as to which written notice shall have been given setting out the claim and the factual basis for such claim prior to the expiration of such eighteen (18) month period. No warranty or representation shall be deemed to be waived or otherwise diminished as a result of any due diligence investigation by the party to whom the warranty or representation was made or as a result of any actual or constructive knowledge by such party with respect to any facts, circumstances or claims or by the actual or constructive knowledge of such party that any warranty or representation is false at the Closing. Nothing in this Section 8.1 shall affect the obligations of the parties with respect to covenants which may be required to be performed, in whole or in part, after the Closing Date.
     8.2 Indemnification by Seller and Parent. Seller and Parent shall jointly and severally indemnify and hold harmless Buyer, its subsidiaries and their respective officers, directors, agents and employees (individually, a “Buyer Indemnified Person” and, collectively, “Buyer Indemnified Persons”) from and against, and shall compensate and reimburse Buyer, its subsidiaries and Buyer Indemnified Persons for, any and all losses, costs, damages, liabilities and expenses actually incurred by Buyer, its subsidiaries and Buyer Indemnified Persons arising from claims, demands, actions, causes of action, including, without limitation, reasonable attorneys’ fees and other legal expenses and expert fees, net of any recoveries under existing insurance policies or indemnities from third parties (collectively, “Buyer Damages”) arising out of:
          (a) any misrepresentation or breach of or default in connection with any of the representations, warranties, and covenants given or made by Seller or Parent in this Agreement or any related exhibit or schedule to this Agreement;

          (b) any liabilities and obligations of Seller, and any claims and demands made in respect thereof, or asserted, at or prior to the Closing (except the Assumed Liabilities), relating to the Business, for which a third party requests Buyer to pay;
          (c) any claim or other legal recourse by any Employee of Seller to the extent arising from his or her employment with, or termination of employment by, Seller on or prior to the Closing; and
          (d) all Taxes allocated to Seller and/or Parent pursuant to Section 6.4.
     8.3 Buyer Indemnification. Buyer shall indemnify and hold harmless Seller and/or Parent, their subsidiaries and their respective officers, directors, agents and employees (individually, an “Seller Indemnified Person” and, collectively, “Seller Indemnified Persons”) from and against, and shall compensate and reimburse Seller and/or Parent, as applicable, thier respective subsidiaries and Seller Indemnified Persons for, any and all losses, costs, damages, liabilities and expenses actually incurred by Seller, its subsidiaries and Seller Indemnified Persons arising from claims, demands, actions, causes of action, including, without limitation, reasonable attorneys’ fees and other legal expenses and expert fees, net of any recoveries under existing insurance policies or indemnities from third parties (collectively, “Seller Damages”) arising out of:
          (a) any misrepresentation or breach of or default in connection with any of the representations, warranties, and covenants given or made by Buyer in this Agreement or any exhibit or schedule to this Agreement;
          (b) any Assumed Liabilities;
          (c) all Taxes allocated to Buyer pursuant to Section 6.4; and
          (d) all liabilities and obligation relating to the operation of the Business from and after the Closing.
     8.4 Claims. Upon the occurrence of any of the events specified in Section 8.2, Buyer shall make a claim for indemnification under this Article 8 (the “Claim”) by delivering a written notice to Seller and Parent requesting indemnification and specifying (in reasonable detail) the basis on which indemnification is sought (and shall include relevant documentation related to the Claim) and the amount of the asserted Buyer Damages. Upon the occurrence of any of the events specified in Section 8.3, Seller and/or Parent shall make a Claim by delivering a written notice to Buyer requesting indemnification and specifying (in reasonable detail) the basis on which indemnification is sought (and shall include relevant documentation related to the Claim) and the amount of the asserted Seller Damages.
     8.5 Objections to Claims. Within thirty (30) days after the receipt of a Claim, the receiving party may make reasonable objections to any Claim in writing, including the amount of the Claim and/or the reason for the Claim to the party making the Claim. In the event no objection is received by the party making the Claim by the expiration of the thirty (30) day period, the party making the Claim shall be entitled to the full amount under the Claim from the party receiving the Claim. If any receiving party fails to pay all or any part of the Claim within such thirty (30) day period, then the party making such Claim shall be entitled to interest on the unpaid amount for each day during which the obligation remains unpaid at a rate per annum equal to the rate of interest charged by Bank of America, N.A. as its prime or base rate for commercial loans, calculated daily on the basis of a year of 365 days and the actual number of days elapsed.
     8.6 Payment of Claims. Within ten (10) days of the final determination of the amount of a Claim, whether by (i) an agreement between the parties, (ii) failure by the receiving party to timely file an objection to a Claim pursuant to Section 8.5, (iii) an arbitration award, or (iv) a final judgment or other final nonappealable order, the receiving party of the Claim shall pay the amount of the Claim to the party making the Claim.
     8.7 Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement:
          (a) Neither Seller nor Parent shall have any obligation to provide indemnification for Buyer Damages pursuant to Section 8.2(a) except to the extent that the aggregate amount of all such Buyer Damages pursuant to such Section 8.3(a) exceeds US $50,000 (the “Basket Amount”). The maximum obligation of Sellers to provide indemnification for Buyer Damages pursuant to Section 8.2 shall not exceed an amount (the “Cap Amount”), in the aggregate, equal to the sum of (x) the Cash Payment plus (y) the aggregate principal amount of the Promissory Note.
          (b) Buyer shall have no obligation to provide indemnification for Seller Damages pursuant to Section 8.3(a) except to the extent that the aggregate amount of such Seller Damages exceeds the Basket Amount. The maximum obligation of Buyer to provide indemnification for Seller Damages pursuant Section 8.3(a) shall not exceed the Cap Amount in the aggregate.
     8.8 Third-Party Claims. In the event Buyer or Seller becomes aware of a third-party claim which such party believes may result in a Claim to indemnification hereunder, such party shall notify the other party of such Claim, and the indemnifying party shall be entitled to conduct and control the defense of such Claim. The indemnified party may, at its expense, participate in the defense of such claim. The indemnifying party shall have the right in its sole discretion to settle any such Claim; provided, however, that if the indemnifying party effects the settlement of any such claim without the consent of the indemnified party, no settlement of such claim shall alone be determinative of the amount to which the indemnified party shall be entitled in indemnification hereunder.
ARTICLE 9.   MISCELLANEOUS PROVISIONS
     9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given and effective when delivered personally or by commercial courier or express delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or such other addresses for a party as shall be specified by like notice):

  (a) if to Buyer, to:
Mitem Corporation
640 Menlo Avenue
Menlo Park, CA 94025
Attention: Gale R. Aguilar
Facsimile No.: (650) 323-1500
Telephone No.: (650) 323-1511
with a copy to:
DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, CA 94303
Attention: Tom French
Facsimile No.: (650) 833-2001
Telephone No: (650) 833-2028
  (b) if to Seller and/or Parent, to:
Zix Corporation
2711 N. Haskell Avenue
Suite 2200, LB 36
Dallas, TX 75204-2960
Attention: Legal Department
Facsimile No.: (214) 515-7385
Telephone No.: (214) 370-2000
     9.2 Fees and Expenses. Each of Seller, Parent and Buyer shall pay its own fees and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby. Buyer shall be responsible for and shall pay any financial advisory fee, brokerage commission, finder’s fee or like payments to any broker, agent, advisor or other person acting on behalf of Buyer or under Buyer’s authority in connection with the transactions contemplated hereby. Seller and Parent shall be jointly and severally responsible for any such similar fees payable to any broker, agent, advisor or other person acting on behalf Seller and/or Parent or under Seller’s and/or Parent’s authority in connection with the transactions contemplated hereby.
     9.3 Binding Effect; Assignment. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon each of Seller and Parent and their respective successors and permitted assigns, and Buyer and its successors and permitted assigns. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred or assigned (by operation of law or otherwise) by either of the parties hereto without the prior written consent of the other party.

     9.4 Waiver; Consent. This Agreement may not be changed, modified, amended, terminated, augmented, rescinded or discharged (other than by performance), in whole or in part, except by a writing executed by the parties hereto, and no waiver of any of the provisions or conditions of this Agreement or any of the rights of a party hereto shall be effective or binding unless such waiver shall be in writing and signed by the party claimed to have given or consented thereto. Except to the extent that a party hereto may have otherwise agreed in writing, no waiver by that party of any condition of this Agreement or breach by the other party of any of its obligations or representations hereunder or thereunder shall be deemed to be a waiver of any other condition or subsequent or prior breach of the same or any other obligation or representation by the other party, nor shall any forbearance by the first party to seek a remedy for any noncompliance or breach by the other party be deemed to be a waiver by the first party of its rights and remedies with respect to such noncompliance or breach.
     9.5 Counterparts. This Agreement may be executed simultaneously in multiple counterparts, in original or facsimile, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.
     9.6 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.
     9.7 Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of California, without giving effect to the conflict of laws principles thereunder.
     9.8 Attorneys’ Fees. In the event of any controversy or claim arising under this Agreement, the prevailing party or parties in such controversy or claim shall be entitled to reimbursement from the non-prevailing party or parties of attorneys’ fees and costs reasonably incurred by such prevailing party or parties in the resolution of such controversy or claim.
     9.9 Absence of Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor will be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, shareholder, partner or employee of any party hereto or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof with be personal solely among the parties to this Agreement.
     9.10 Cooperation and Records Retention. Seller/Parent and Buyer shall (i) each provide the other with such assistance as may reasonably be requested by such party in connection with the preparation of any Tax Returns, or in connection with any audit or other examination by any taxing authority or any judicial or administrative proceedings relating to liability for Taxes, (ii) each retain and provide the other, with any records or other information which may be relevant to any such Tax Return, audit or examination, proceeding or determination and (iii) each provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period. Without limiting the generality of the foregoing,

Seller/Parent and Buyer shall use reasonable efforts to retain, until the applicable statute of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules and other records or information which may be relevant to such Tax Returns for all tax periods or portions thereof ending before or including the Closing and shall not destroy or otherwise dispose of any such records without first providing the other party with a reasonable opportunity to review and copy the same. Seller shall keep the original copies of such records at its facilities in Texas, Florida and elsewhere, if applicable, and, at Buyer’s reasonable expense, shall provide copies of the records to Buyer upon Buyer’s request.
     9.11 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
     9.12 Entire Agreement. This Agreement, the exhibits and schedules hereto, the documents referred to herein and the documents executed contemporaneously hereto at the Closing, embody the entire agreement and understanding of the parties hereto with respect to the subject matter-hereof and supersede all prior and contemporaneous agreements and understandings, oral or written, relative to such subject matter.
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

BUYER:

Mitem Corporation

By:	/s/ Gale R. Aguilar
Name:	Gale R. Aguilar
Title:	President and COO

SELLER:

My DocOnline, Inc.

By:	/s/ Ronald A. Woessner
Name:	Ronald A. Woessner
Title:	V.P.

PARENT:

Zix Corporation

By:	/s/ Ronald A. Woessner
Name:	Ronald A. Woessner
Title:	S.V.P.
Signature Page to Asset Purchase Agreement

LIST OF EXHIBITS AND SCHEDULES

Exhibits:
Exhibit A Form of Promissory Note
Exhibit B Form of Warrant
Exhibit C Form of Bill of Sale
Exhibit D Form of Contracts Assignment Agreement

Disclosure Schedule:
Section 1.1(a)(i)	Software
Section 1.1(a)(ii)	Marks
Section 1.1(a)(iii)	Domain Name
Section 1.1(a)(v)	Other Intangibles
Section 1.1(b)(i)	Related Property
Section 1.1(b)(ii)	Contracts
Section 1.1(b)(ix)	Other Assets
Section 1.2	Excluded Assets
Section 2.1(b)	Assumed Liabilities (Deferred Revenue)
Section 2.2	Excluded Liabilities
Section 3.5	A/R Differential
Section 4.9(a)	Intellectual Property
Section 4.9(h)	Licensed Intellectual Property Rights
Section 4.9(l)	License of Intellectual Property Rights
Section 4.9(m)	Indemnification Agreements
Section 4.9(q)	Software Source Code Listings Not Documented
Section 4.10(b)	Termination Notices of Current Customer Contracts
Section 4.11	Restricted Business Activity
Section 4.12	Commitments
Section 4.17(b)	Severance Agreements
Section 4.17(c)	Employees
Section 4.18(a)	Employee Benefit Plans
Section 4.19	Seller’s Brokers’ and Finders’ Fees
Section 4.20	Customers; Prospective Customers
Section 4.21	Suppliers